SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                          (Amendment No.____)
                          --------------------



                        Sparta Pharmaceuticals, Inc.
              -----------------------------------------------------
                                (Name of Issuer)

                       Common Stock, $.001 par value
            --------------------------------------------------------
                         (Title of Class of Securities)

                                846638104
           ----------------------------------------------------------
                                 (CUSIP Number)

                       Kalman Renov, D.H. Blair & Co., Inc.
                44 Wall Street, New York, NY  10005 (212) 495-4484
         ------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notices and Communications)

                           September 10, 1997
          -----------------------------------------------------------
            (Date of Event which Requires FIling of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b) (3) or (4), check the following box [ ].


Check the following box if a fee is being paid with this statement [ ].(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                             Page 1 of 7 pages

CUSIP No.  846638104                 13D                 Page 2 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Kalman Renov


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              0
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               794,649
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                0
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         794,649
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         874,490
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                          X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         8.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No.  846638104                 13D                 Page 3 of 7 Pages



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Ruki Renov


--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY


-------------------------------------------------------------------------------
   4   Source of Funds

       See Item #3 herein.

-------------------------------------------------------------------------------
   5 Check Box if Disclosure of Legal Proceedings is required pursuant to Items 2(d) or 2(e)


-------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES               79,841
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               794,649
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH                79,841
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         794,649
--------------------------------------------------------------------------------
   11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        874,490
-------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                       X
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.4%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                    IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                                                          Page 4 of 7 Pages

Item 1.   Security and Issuer:
          Common Stock, $.001 par value ("shares")

          Sparta Pharmaceuticals, Inc.
          111 Rock Road
          Horsham, Pennsylvania  19044

Item 2.   Identity and Background:

     (a) This statement is filed on behalf of Kalman Renov and Ruki Renov (the "Reporting Persons"). The Reporting Persons are husband and wife.

     (b) Mr. Renov's business address is D.H. Blair & Co., Inc. ("Blair"), 44 Wall Street, New York, New York 10005. Ms. Renov's address is 172 Broadway, Lawrence, New York 11559.

     (c) The Reporting Persons are directors and shareholders of, and Mr. Renov is Vice Chairman of, Blair, a broker-dealer.

     (d) The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e)  The Reporting Persons have not been parties to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which either was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding and violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration:


          The Reporting Persons used their personal funds to purchase 611,767 shares and 71,106 Class C Warrants for an approximate total purchase price of $575,502.87. 79,841 shares owned by Ms. Renov and 111,776 shares held in custodial accounts by her children pursuant to the Uniform Gifts to Minors Act (New York) were purchased with partnership funds by a partnership whose limited partners include Ms. Renov and some of her children.

Item 4.   Purpose of Transaction:

          The Reporting Persons own these securities for investment purposes only. They do not have any plans or proposals that would relate or result in changing or influencing the control of the Issuer, or in any of the following:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934; or

     (j)  Any action similar to any of those enumerated above.

                                                        Page 5 of 7 pages
Item 5.

     (a) As of September 10, 1997, the Reporting Persons may be deemed to beneficially own 874,490 shares (1) or 8.4% of the Issuer's shares issued and outstanding as follows: (i) 611,767 shares owned jointly by the Reporting Persons, (ii) 79,841 shares owned directly by Ms. Renov,
          (iii) 111,776 shares owned by the Reporting Persons' children (15,968 shares held in each of seven custodial accounts pursuant to the Uniform Gifts to Minors Act (New York), and (iv) 71,106
          Class C Warrants (2) owned jointly by the Reporting Persons.

     (b) The Reporting Persons share the power to vote and to direct the vote, to dispose or direct the disposition of those shares they own jointly, and those shares held in custodial accounts for their children. Mrs. Renov has sole voting and dispositive control over those shares held directly by her (3).

     (c) On September 10, 1997, the Reporting Persons made the following transactions:

                              Purchase            Price per
               Shares          or Sale             Share
               -----------------------------------------
               216,100        Purchase            $.60
               166,666        Purchase            $.60
                66,666        Purchase            $.60
                16,666        Purchase            $.60
                16,666        Purchase            $.60
                16,666        Purchase            $.60


          The following transactions were made by Blair as market-maker in the Issuer's securities in the previous sixty days:

                                        Purchase       Price per
               Date      Shares         or Sale          Share
               -----------------------------------------------

               7/24/97    5,000         Purchase       $.59
               7/24/97    5,000         Sale           $.63
               8/18/97    7,500         Purchase       $.58
               8/18/97   12,000         Purchase       $.62
               8/18/97   10,000         Purchase       $.65
               8/18/97    1,500         Sale           $.73
               8/18/97    1,500         Purchase       $.72
               8/18/97    7,500         Sale           $.59
               8/18/97   12,000         Sale           $.63
               8/18/97   10,000         Sale           $.66
               8/20/97    1,000         Purchase       $.58
               8/20/97    1,000         Sale           $.59
               9/08/97    6,000         Purchase       $.46
               9/08/97   10,666         Purchase       $.49
               9/08/97    6,000         Sale           $.47
               9/08/97   10,666         Sale           $.50



     (d)  Not applicable.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer:

          Not applicable.


_________________________________________________________________________
(1) Not included are 133,326 shares owned by a partnership, some of whose limited partners are Ms. Renov and the Reporting Persons' children.
Neither of the Reporting Persons has voting or dispositive power over securities owned by this partnership.
(2) Each Class C Warrant entitles its holder to purchase one share at an exercise price of $1.50 through August 23, 2001.
(3) Although Mr. Renov is including shares owned directly by Ms. Renov in his aggregate beneficial ownership, filing of this statement shall not be deemed an admission by him that he beneficially owns the securities attributed to Ms. Renov. He expressly disclaims beneficial ownership of all securities held by Ms. Renov for any purpose.

                                                       Page 6 of 7 pages

Item 7.   Material to be filed as Exhibits:

Exhibit A- Agreement to file this Statement on behalf of each of the
           Reporting Parties.


                                SIGNATURES

 After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.







                                                 /s/ Kalman Renov
Date:    September 19, 1997                   _____________________________
         New York, New York                      Kalman Renov







                                                /s/ Ruki Renov
Date:    September 19, 1997                   _____________________________
         New York, New York                     Ruki Renov